Mail Stop 3561
      March 8, 2006

Via Fax and U.S. Mail

Mark I. Kleinman
Senior Vice President
JPMorgan Chase Bank, National Association
270 Park Avenue
New York, NY 10017

Re:	JPMorgan Chase Bank, National Association
	Registration Statement on Form S-3
	Filed February 10, 2006
	File No. 333-131760

Dear Mr. Kleinman,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. We note from page 3 of the base prospectus that property of the trust may include several specific types of accounts or "any other account identified in the prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancement or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language noted above.
5. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Prospectus Supplement

Cover Page
6. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the second to last sentence above the first legend, to refer to the issuing entity. Refer to Item 1102(d) of Regulation AB.
7. Please expand your credit enhancement disclosure to provide bracketed language identifying the yield supplement agreements you may use. See Item 1102(h) of Regulation AB.


Static Pool Data, page S-25
8. We note that you have not identified the website address for the static pool information. Please disclose when you expect the website will be operable.

Base Prospectus

The Trusts, page 11
9. We note from your disclosure on page 12 that the amount
deposited
into a pre-funding account will not exceed 50% of the "aggregate principal balance of the trust`s motor vehicle loans, ... ."
Please
revise to clarify, if true, that any prefunding amount will not exceed 50% of "the proceeds of the offering." Refer to Item 1101(c)(3)(ii) of Regulation AB.

Credit and Other Enhancements, page 33
10. We note that credit and cash flow enhancement may be in the form of repurchase or put obligations under which a trust may put motor vehicle loans or securities to a third party for a fixed amount. Please provide us with more detail regarding these obligations and confirm that only the trust, and not the investors, has the right to exercise such puts.
11. We note that the disclosure in the second to last sentence of this section indicates that credit or cash flow enhancement for the securities issued by a trust may cover one or more other classes of securities issued by another trust. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Payments on the Securities, page 34
12. While we note that you have identified several indices on which interest payments on the securities may be based, please either revise to remove the language indicating that "another rate set forth in the prospectus supplement" may be used or confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.





*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara Kalin
								Branch Chief - Legal

cc:	Via Facsimile (212) 455-2502
	Ms. Laura Palma, Esq.
	Simpson Thacher & Bartlett LLP
	Telephone: (212) 455-2000

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Mr. Mark Kleinman
JPMorgan Chase Bank
March 8, 2006
Page 1